Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were made by Pubco on January 9, 2026:

The following transcript was made available for a podcast that was published by Paul Barron Podcast on January 7, 2026:

Forget Speculation: The Trillion-Dollar Shift to XRP Treasuries Starts NOW!

Paul Barron

Welcome back to another podcast. You guys are going to love this one because we are going to dive into digital asset treasuries in the XRP front. And we are going to have a special guest, who is the chief executive officer of Evernorth. You know them quite a bit out there. And, of course, that is Asheesh Birla. He will be joining us very soon.

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I want to bring in Asheesh Birla, who is coming in from Evernorth. You guys have seen them before. And, Asheesh, welcome to the show.

Asheesh Birla	Thank you for having me on, Paul. I've been an avid follower of your work and you've been a great help to the XRP community. And it's a pleasure to finally get on.
Paul Barron	Yeah, it's been good. Listen, we have talked with a lot of Wall Street people around what's happening up there, in terms of just the institutional side of things. Now, I want to go and start with the macro shift that is clearly appearing because we have kind of exited the casino era of crypto. We're entering the utility era. Obviously, you know what we'll see with regulation and the Clarity Act. This is all going to be coming on pretty hard. First of all, you mentioned a little bit about the pilot phase that we've seen. Why do you think that's finally dead? And is it that tech is better? Is there less legal risk? What are you guys seeing out there?
Asheesh Birla	Well, that's a great question and listen, this is my 13th year in crypto. So, I've been waiting for this moment and, you know, every year I said it was the next year, but this is The Year. And Paul, I'll tell you a little bit about why I feel that this is the year. Number one, that regulatory clarity that we've been waiting for is finally here. We have the SEC that is being proactive about this innovative technology that, in my opinion, will change finance forever. And it's not just happening in the United States, Paul. I'm hearing it's happening in Korea. It's happening in Japan. It's happening around the world. So, that regulatory clarity is coming. We have the Clarity Act that is making its way through the government. The Genius Act was such a big boost to stable coin adoption and that's the first sort of rung here. And then the second area is that the tech is now becoming what I call institutional grade. You got banking charters, you got qualified custodians, you've got all that robust infrastructure that is ready for prime time. And the missing piece that I saw was around institutional capital. So, you got the regulatory clarity, you got the product, you got the tech. Now the institutional capital—that's really where I see Evernorth playing. We're going to deploy institutional capital into the DeFi ecosystem in the future, on top of the XRP ecosystem itself. And those three things are going to make, in my opinion, this work utility-wise.
Paul Barron	Yeah. And talk to me why you think—you look at the Michael Saylor strategy for what Strategy has done, as the leading digital asset treasury out there, which is a little bit of a different because it's mostly investing capital that's not necessarily going to work outside of speculative. What you guys have done is a bit of a different approach. Explain your approach versus what we've seen in traditional DAT programs out there.

Asheesh Birla	So my background is a product guy and being I think one of the first product people in crypto, I'm coming at it from a product lens. I think Michael Saylor has done a great job of coming at it from a financial engineering lens.
What's exciting about where I want to head into the future is we can build product on the XRP ecosystem together with the community. And then we can take that institutional capital from Evernorth and potentially deploy it on the XRP DeFi ecosystem and earn yields on that. So, it's like a one-two punch: we could get out there and help develop that ecosystem from a technical standpoint and then we can bring the capital in the future from the Evernorth treasury standpoint. That's very different than what you're seeing from a lot of other debts.
A lot of other debts are about pure play exposure, levered exposure, and financial engineering. And I think, Paul, as you put it, we're about helping develop that ecosystem on top of the XRP ecosystem and DeFi ecosystem and then deploying capital to generate yield on top of that.
Paul Barron	Okay. So, this is, I think, for some investors in Wall Street, to your point, is a lot of times they have looked at DATs strictly as that vehicle of just pure exposure. The MNAV is a little bit of a rotation that many people will look at. Then you have a handful of DATs who are actually putting some of this effort to work. Do you think Wall Street has given the asset treasury companies the credit for this yet, or do you think that's coming down the pipeline?
Asheesh Birla	Well, from what I've seen, I think there's very few companies doing, or digital asset treasuries being proactive in the ecosystem. If you look at the operational teams behind these other digital asset treasuries, and not all but a lot of them, they don't have a product background. They may have a marketing background, they may have a financial engineering background, but they don't have a product background. And you got to prove it to the market. And again, like, you got to have that vision and then you got to execute against that vision. And I think that, in my opinion, that Wall Street will reward those that show that they can actually build the ecosystem, and generate utility yield from their efforts as well. And so, it's early days, Paul, the digital asset treasury space is emerging. There was a flood, maybe in the treasury summer of 2025; there was a flood of new digital asset treasuries. And just like in crypto, there’ll be the winners and there’ll be the losers for sure.
Paul Barron	Exactly. Because this is the way I explain it to some people: if you look at Micro Strategy, basically, they're going to want to increase the Bitcoin price. And the way they have to do that is they issue more stock or debt to go out and buy more coins. So, it's kind of an external capital raise. You guys are a little bit different in the sense that you're earning yield: you could get out and increase liquidity on the XRP ledger, which is really non-dilutive growth. This is a different way to do it, for sure. Why have we not seen more asset treasury companies doing this right now?
Asheesh Birla	Yeah, that's a good point. Listen, the Michael Saylor strategy was a strategy that a lot of people, I like to say is “Control C, Control V”, copy and paste.
And I come at it from a product lens and an innovator's lens. We need to go beyond what everyone else is doing, because I knew that this market was going to change over time. And, hey, there are some things that MicroStrategy does well, but I do think that these digital asset treasuries out there need to be stewards of the ecosystems that they're part of. That's good for the ecosystem. It's going to be good for the digital asset treasuries. Paul, I'll say that you need a lot of experience to pull that off and the team that we've built at Evernorth, I pulled a lot of my former colleagues from Ripple, former investors in the space, I pulled the brightest minds together to help execute on more of a product vision and not a financial engineering vision that you see from MicroStrategy. And again, that's just a different way to go about building a robust company for the long term.

Paul Barron	Yeah. You look at the Clarity Act. This, of course, solves one of the big challenges, which is the SEC vs. the CFTC, a bit of a turf war. It feels like right now, with Atkins and also the new chair of the CFTC, you've got kind of a scenario here that, well, for sure, a scenario that's going to create a new statutory definition for digital commodities and investment contract assets. So, all this is moving in the right direction, I guess, with the new rules that will be in place. This is going to open up a lot of liquidity pools, especially by Fortune 500 treasury companies, who now could go into this. Do you think we're about to see an onslaught of those kinds of companies coming into the market, outside of just the regular Wall Street fortune set managers?
Asheesh Birla	Yeah, it's interesting. That's a very good question. One of the big benefits that I see that corporate treasuries could potentially use this technology for, again, with the Clarity Act coming into fruition here, is to programmatically manage their treasury. So, I was on the board of a lot of big companies that had massive treasuries. And, I'd walk through the halls of these treasuries, and of these companies, and you have whole departments that are just focused on FX and treasury management. And now with this technology, you can actually build and program a lot of those functions.
And listen, you can use those resources for other areas like customer service and all these other areas. So, that'll help grow a company but, you know, I'm excited about the first companies coming in and using this space and this technology for corporate treasury management. That's going to be an exciting space. And listen, the liquidity is coming, right? 1 point, I think, 1.3% of all money supply is now tokenized as a stable coin, according to some reports. And that is only six months since the Genius Act has passed. So, we are in the early innings. But that is a small percentage of a massive number. So, I'm excited for where that's headed
Paul Barron	Another thing that I don't think a lot of people really understand is, this is kind of a holy grail for TradFi, because once the Clarity gets in, would this not kind of bridge, in a way, the KYC era of finance in TradFi now going into all these permissionless pools that we're seeing in DeFi? Is this kind of like the best of both worlds where they're gaining access through a company like yours, who is gaining yield and benefits by going into these permissionless pools?
Asheesh Birla	Yeah. Your question is a good one in that I think for institutions to adopt, but we need to remove friction. We need to remove middlemen.
But it has to be institutional grade. And what that means is that it's got to stand up from the security standpoint, but it's got to be compliant. And so, there are ways, and really interesting technologies, that I'm seeing that allow you to be compliant KYC Travel Rule, and so forth, and also participate in these new emerging institutional liquidity pools.
And that is really where you're going to see a lot of action, in my opinion, in the next few years. These institutional grade liquidity pools. Why? Because fewer middlemen in the way. Number two: less manual, less calling. You know how much of trade buy is done still on the phone? I mean, maybe we got rid of the facts, but we're still calling up people. But you can program it now using this technology, and you can automate that, and that is I think understated in what this future is going to bring in terms of efficiency.

Paul Barron	Well, it definitely is going to change, I think, all things in traditional finance. I see this extending into some of these Fortune 500 treasuries and possibly we could see this even trickle down into some of the top 5,000 companies here in the United States that are starting to change the way they think about markets in general. So, I'm looking forward to it.
Asheesh Birla	It’s going to be interesting, Paul. One interesting thing on the treasury side is one of the first use cases that I saw for corporate treasury was a company in Mexico City, and they got funding in US dollars. And what they wanted to do is keep that funding in US dollars, but actually have the operational capital and pesos to pay their employees. And so, we worked on developing something where they could instantly convert from US dollars to pesos when they needed to do payroll, for example, in almost real time. And that was a game changer for them. Again, they were a smaller company, but that I saw that future, you know, back in 2000, you know, ’17, ’18. I think you're right on with this corporate treasury point of view, where other larger corporates are going to see that same use case of managing global treasury around the world using this technology which I'm excited about.
Paul Barron

I don't even know how to put a pencil to that. It's almost like the birth of the internet, when you look at where this is going on, of where it will affect finance businesses of all types, which is really kind of what our channel has been talking about for many, many, years, is that this is going to happen once regulatory framework gets in place.

Let's move over to the question of the why and that is around XRP. Obviously, this token is one that has been highly contested out there for a while, and it's also one that gets ridiculous crazy love and hate. It has a unique legal standing now. So, a federal judge explicitly re-ruling that this is not a security. With all of that kind of pressure, because you could have easily gone maybe Bitcoin or ETH, why XRP? What was the goal here?

Asheesh Birla	Well, one, I'm definitely familiar with XRP. You know, it's been the backbone of a lot of the products that I've built in the past. Like a lot of the first properties that you heard of around XRP, it's fast and is built for payments.
You know, it's got a liquidity engine built into it, via a decentralized exchange. By the way, this was 2012. Now, you're seeing copycats, 10 years, 10, 15 years later. The XRP was built for institutional-grade products, for real utility. You need more than a digital asset to make it work for the global FX market. You need more than a digital asset to make it great for payments. And that, combined with the regulatory clarity around XRP, made it a no-brainer. My vision and what I am passionate about is changing the world of finance for the better. And there's a lot of other use cases around digital assets from meme coins to the casino, as you put it, a lot of other things. Great! I'm not interested in that. What I'm interested in is the future of Binance, and I believe that the XRP ecosystem is building that for institutions and that is going to be a catalyst in terms of change. And we've been at this, during my time at Ripple, we've been at this for a long time and working with institutions over the years, you sort of understand what they need to do to use this technology as well. So, I'm excited about that. Listen, like it's being early often takes a long time. But, you know, as we started this segment off, I think that that timing is here, because of those three different aspects – regulatory, clarity, product – is ready. And now you have institutional capital coming into the fold.

Paul Barron	Yeah, you see this in a lot of technology adoption over the years, whether it is the internet, birth of mobile, both birth of social slow going, and then you get that all at once moment. And I feel like this is where we are heading right now. What about the narrative that is shifting? Because XRP has had the moniker of the banker’s coin for many, many, years now with, not only the strategic moves that Brad and Ripple have done now—they're creating more of an enterprise standard, which is kind of the necessity that you would need for infrastructure in the future. Do you think that has been one of the reasons that we're seeing institutions so interested in what's happening? I mean, the ETFs are on fire. I got a story here. It's crazy! What do you think is driving this?
Asheesh Birla	Yeah. Well, at the beginning, I go back to my early days in crypto and in blockchain, and it was all about, “hey, let's get rid of the institutions. We don't need banks.”
And listen, it wasn't popular, but I think the narrative that we pushed at Ripple was “hey, listen, this isn't about destruction, this is about evolution: let's bring the banks, let's bring the institutions along.” And guess what? You know, 10 years later, that's what's happening, right? That's what's driving the interest in this ecosystem and crypto, in my opinion. Just like that great article that you brought up around ETFs.
Now what's also happening is that it's becoming easier. So, if you remember even a couple years ago, if you wanted to get exposure, if you wanted to participate in the ecosystem, you had to get a your own wallet, or you had to go to Coinbase, you worry about security, “oh, how do I deal with taxes?” Well, with owning a stock like Evernorth, XRPN, you're familiar with owning a stock. You know how to do the reporting around it. And the security is done for you. It's a lot easier to participate in the ecosystem in 2026 than it was, you know, even a couple years ago. That's making it easier as you see in the history of every product out there. Starting with the iPhone making it easier to use a mobile device tends to lead to increased adoption in the future. And I think that's what you're seeing as well. We're making it easier to allow institutions and individuals to use crypto in everyday life, but also to get exposure to this asset class
Paul Barron	So, Asheesh, do you see that institutions are actually deploying XRP into workflows today? Or is this still somewhat theoretical and they're working to getting more active with XRP use cases?
Asheesh Birla	Yeah, like the building enterprise products take a long time and no one's been at that longer in the crypto ecosystem than Ripple. And so, Ripple has that enterprise DNA and I think they've made it seamless to use the XRP ecosystem underneath for moving money, for issuing stable coins, and so forth. And now you see money market funds also participating on tokenizing that on the XRP Ledger, via Franklin Templeton—last summer announced that. And so, that's where I see this going. Again, some of the acquisitions that they made as well will help institutions adopt this technology as well. And then in terms of folks that want to participate in exposure to the future of finance and DeFi on top of the XRP ecosystem. That's where you see Evernorth and that's our goal, “hey, we're going to make it easier for institutions to get exposure here.” But then also, we're going to help build that DeFi ecosystem. So, we're going to be stewards of that XRP DeFi ecosystem in the future.

Paul Barron	Well, it is now a new world because it's such an enterprise layer. You know, XRPL isn't just payments anymore; it's definitely evolved. A lot of the new features: automated market makers. We've seen decentralized identity for compliance. EVM side change now for programmability, which we talked to Flare and Hugo a few weeks back of what they've been able to do, which is going to open up, I think, a lot around DeFi which is lending/borrowing. We're going to see all sorts of things, in terms of new products coming on. How does the XRPL's native decks, or in general, how does it compete or differ from, platforms like a Uniswap that's out there, especially in the institutional side of things?
Asheesh Birla	Yeah, that's a good question. I'll say that when it comes to institutional adoption, institutions want something that is proven, that's been out there for a while, that's not continually changing and evolving. Again, it has to stay current and innovative and stay with the times, but it can't be changing and pivoting every quarter. And, again, the methodology that the XRP ecosystem and platform adhere to is one of, “hey, let's measure twice and cut once.” And so, I like that these are sort of a native features built into the ledger itself and there will be more. You know, you look at the spec, there's a lending spec out there as well, that I'm excited about. But again, it'll be measured twice and then cut once and that makes it more institutional grade. And then there'll be Uniswap out there, and I think of that as maybe, like the Bell Labs. They're going to be trying a whole bunch of new things. They're going to be trying that and with retail clients. And there may be some innovative things that other ecosystems can borrow and deploy more natively. But again, when you're building for institutions, you want something that's proven, you want something that's robust, and especially from a security standpoint, you cannot compromise that especially with this new kind of technology
Paul Barron	Yeah, we touched a little bit about your guys' model. So, being one of the first digital asset treasuries within the XRPL ecosystem via SPAC merger. The model you guys are going, in terms of not just holding the asset, but actually going out there and putting it to work—what kind of things do you think are coming, you know, in terms of creative ways that DATs will start to put assets to work outside? Is it all going to be in the DeFi space, or do you think there could be some other areas?
Asheesh Birla	We'll do an exhaustive search for innovative partners that can help execute our vision. This isn't something that Evernorth is going to do on its own. I was just in Korea a couple weeks ago. I'm going back in a couple weeks ago. The amount of innovation and interest in Korea and Japan just boggles my mind.
And again, regulation also coming up in those two countries as well. So, I'm excited about that. But there's also very interesting partners in those two countries that are building technologies on top of the XRP ledger that I'm excited about. And then working directly with the developers on the XRP platform. You know, I'm excited about what's coming there. XLS66 was something that, the specs have been published out there, helps with institutional lending. It's very well thought out, in my opinion, and that is something that we can potentially participate, in terms of getting yield and working with other partners, as well, to generate yield. So, the more we can do it directly on the XRP ecosystem, when it's ready, when it's robust, the better. But we'll look at traditional ways to generate yield, as well in the more TradFi system.
Paul Barron	Yeah. Well, we're seeing ETFs now opening up to where they've got yield vehicles. You look at what you guys are doing, if you compare this to, say, MicroStrategy, which is Bitcoin and storage and number goes up. You guys, of course, by putting it into the XRP DeFi protocols—this changes things quite a bit. Do you think the market is ready to price that risk in right now, from a Wall Street standard, right now around Fortune 500?

Asheesh Birla	So, we got to get out and tell our story. And listen, we got to tell our story in a way that Wall Street is going to understand it, and then also we got to execute on that story. That's what we have planned for the next several months. And I'm personally really excited about what's coming up on the XRP DeFi ecosystem. And I think there's a real story to tell there. I think a lot of folks have misinterpretations about what's going on the XRP ledger. I want to clarify that and, again I see Evernorth as stewards of the XRP DeFi ecosystem, and we're going to execute on that stewardship over the next several months.
Paul Barron	We've been tracking a lot of DATs in general like a pastime of our research team. And we're constantly watching some of the strategic moves, the warm handshakes. We're seeing certain capital alignment right now. The talk of mergers, rollups and acquisitions is now starting to being floated out there a little bit. Do you think there's anything like that that could be in the future for you guys?
Asheesh Birla	Hey, listen, do I think you need an eighth Solana digital asset treasury? You know, I think there's just a lot out there out there and that's creating market confusion. What I'm proud of is that we are the leading XRP digital asset treasury out there. Will there be more? Maybe. But I anticipate that we will be a leader into the future, because we're working on developing that XRP ecosystem as well. And, in terms of rollups and –we're going to look at other opportunities, for sure. And we're going to evaluate and just like any other digital asset treasury will, I think, Evernorth comes at a position of strength, and if there's opportunities to execute our vision quicker, we'll look at that and give that a serious look. But again, there's a there's a lot of these out there, I'm not sure that they're all going to survive necessarily.
Paul Barron	Yeah. I look at the potential targets, whether it is someone like Trident, or VivoPower, Webus, all those that are out there in the XRP Treasury game right now. And how this gets going, I think, is going to be intriguing to say the least. Plus, I think there'll be a lot of opportunities around, maybe, white label custodians. I don't know if you've been following this, what Bitcoin or Anchorage has been doing, to where this plays into it. So, there's just so much happening in this space right now. What would you say for 2026 would be a surprise in the digital asset treasury space, in general? Just in general, could be Bitcoin, XRP, ETH, Solana, anything that you're, “hey, watch out for this”?
Asheesh Birla	Well, I think that if you call it the Treasury Summer of 2025, I think that there are going to be clear winners in my opinion and losers in 2026. Listen, I think there potentially is a shakeout here. I think folks that have the right kind of operational team with experience are going to do well, in my opinion. And those that can execute, and those that have a digital asset treasury as a side hustle, as the kids say, they will potentially struggle. This is a hard, hard space to pull off, and win in. You need a dedicated team, like the one that we have at Evernorth, that is working on this day in and, day and night, to make this vision a reality. As you said, Paul, the ecosystem is changing so fast and you need to decide what's real and what's not, and you need to keep up with all that change and grab the opportunity that's relevant to you. And again, that's sort of the magic in the space, right? There's a lot that you can chase, but what should you chase and what's right for your company, I think, is important to winning in 2026

Paul Barron	My wild card is around … maybe a mid-size acquisition, and I don't know who's going to do it. You look at maybe a cross-border payments processor that is more legacy-oriented. I won't say names, but there's a handful of them out there, that could be out there, that could be looked at because that would give you an immediate rail with XRP on a retail, whether it's a retail, or even a business-to-business front that I'm kind of curious that those are some of the strategy elements I think we're going to see companies, like yourself and others, start to really think through in the future. So, we're going to watch closely.
Asheesh Birla	Beyond the ecosystem, I think you're going to see traditional large players that are going to say, “listen, we need to get our act together here.” And just like you saw with the internet era, you saw these big legacy companies try to transform and try to adapt, and I think you'll see potential acquisitions from big, large companies, banking firms, financial firms, that want to, you know, try to catch up and get into this ecosystem. You know, I think you'll see that, “hey, this is real: regulation will come, adoption is, you know, skyrocketing. We need to get our act together.”
Paul Barron

Well, listen, you guys can follow Evernorth over at Evernorth.xyz. I'll just bring up their website just so you know. Learn a little bit more about what they are doing, their team, everything that is going on over there. Check them out.

Asheesh, thank you so much for joining us today. It's been great having you on. Appreciate it.

Asheesh Birla	Thanks, Paul.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

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The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

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SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

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This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.